SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 6, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General and Special Meeting of Shareholders held on March 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   March 6, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Company”)

Annual General and Special Meeting of Shareholders

held on

March 1, 2012

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Against/Withheld:

1.

Fix the Number of Directors

The following were the results to fix the number of directors at seven (7):

Votes For	%	Votes Against
51,909,333	99.29	371,083

2.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James Sinclair	25,458,731	94.88	1,373,873
Joseph Kahama	25,416,839	94.72	1,415,765
Norman Betts	20,725,563	77.24	6,107,041
William Harvey	21,028,980	78.37	5,803,624
Rosalind Morrow	21,087,727	78.59	5,744,877
Abdulkarim Mruma	19,232,721	71.68	7,599,883
Ulrich Rath	21,063,461	78.50	5,769,143

3.

Appointment of Auditors

The following were the results to appoint KPMG LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For	%	Votes Withheld
46,393,839	88.74	5,886,575

4.

Amended Restricted Stock Unit Incentive Plan

The following were the results to amend the Restricted Stock Unit Incentive Plan:

Votes For	%	Votes Against
24,393,378	90.91	2,439,224

5.

Shareholder Rights Plan

The following were the results to approve the Shareholder Rights Plan:

Votes For	%	Votes Against
24,453,810	91.13	2,378,794

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary